EXHIBIT 99.1

enCore Energy Provides Update on the South Texas Alta Mesa ISR Uranium Central Processing Plant and Wellfield

NYSE American:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Sept. 5, 2023 /CNW/ - enCore Energy Corp. (NYSE American: EU) (TSXV: EU) (the "Company" or "enCore") today provides an update from the South Texas Alta Mesa In-Situ Recovery (ISR) Uranium Central Processing Plant and Wellfield. Upgrades and refurbishments continue to advance as planned and on schedule for the 2024 resumption of uranium production1. The Company also announces further positive results from the wellfield delineation drill program and a continuing advancement of the newly discovered mineralized zone at the Alta Mesa wellfield. Site and production resumption work at the Rosita ISR Uranium Central Processing Plant and Wellfield (Rosita CPP) also remains on schedule for 2023 production.

The Alta Mesa ISR Uranium Central Processing Plant (Alta Mesa CPP) is advancing towards a restart of production and presently completing minor scheduled renovations with equipment upgrades and refurbishments underway. A thorough equipment evaluation determined 90% of the piping and valves are operational with limited maintenance requirements. enCore is managing all refurbishments on site where feasible to proactively manage supply chain risks and costs. Longer lead time for non-critical supplies are ordered as part of supply chain management to ensure plant production start-up timelines are well managed. Staffing of key management positions at Alta Mesa started in earnest in Q1/2023 followed by the recruitment of an operations team experienced in South Texas ISR operations.

Paul Goranson, enCore's Chief Executive Officer added "The enCore operations team has made steady progress in restoring the Alta Mesa CPP towards a 2024 restart of production while also installing the Production Authorization Area (PAA-7) wellfield. enCore's management team has dealt with similar start-up challenges in the past, and we have been very realistic about anticipated cost increases and challenging workforce recruitment. We have been strategic in our efforts to recruit skilled management and operators with previous experience at the Alta Mesa CPP and Wellfield. Our strategy also included building a skilled team to successfully expand our activities across our portfolio of ISR uranium projects."

There are currently eight (8) drill rigs in full operation at the Alta Mesa Wellfield, increased from six (6) rigs as wellfield delineation and completion has progressed. The wellfield drilling operations, delineating the roll front mineralization within Production Authorization Area 7 (PAA-7), which commenced in March 2023, are advancing rapidly with 192 holes drilled since our previous update. In total, 272 drill holes have been completed through August 21, 2023. A previously producing mineralized Middle C sand, extracted through PAA-3, was discovered within PAA-7. Continued drilling within PAA-7 has returned positive results of Middle C sand mineralization in seventeen (17) holes, within PAA-7, with Grade Thickness (GT) values ranging from 0.2 to 0.792 in seven (7) of the holes announced in this release. Continued drilling along trend is expected to expand and delineate this new mineralized sand and is anticipated to increase the overall mineralization within PAA-7.

Further refined delineation drilling within the PAA-7 continues to establish the exact pattern of injection and recovery wells from which to maximize production efficiency. To date, thirty-three (33) holes have been cased with five (5) holes completed. Two (2) drill rigs are currently casing with one (1) drill rig focused on completion activities. An additional drill rig will be moving to completion activities in the coming weeks.

To view the Alta Mesa project maps and enCore Energy's South Texas projects please visit: bit.ly/3fV9fTg.

Significant Alta Mesa wellfield drilling program highlights include:

Drill Hole	Goliad Sandstone Horizon	Depth (ft)	Grade % U3O8	Thickness (feet)	Grade Thickness (GT)	Total Hole GT
164-12	Lower C-upper 2	491.5	0.163	2.0	0.326
	Lower C-lower 1	500.0	0.231	7.0	1.619	1.945
170-10	Lower C-lower 1	502.5	0.250	4.5	1.124	1.124
164-11	Lower C-lower 1	503.5	0.239	5.0	1.193	1.193
167-11	Lower C-upper 2	490.5	0.158	11.0	1.738	1.738
169-10	Lower C-lower 1	503.5	0.092	11.5	1.062	1.062
166-11	Lower C-upper 2	495.5	0.259	4.5	1.167
	Lower C-lower 1	501.0	0.140	7.0	0.983	2.150
169-104	Lower C-upper 2	498.0	0.196	8.0	1.569	1.569
165-11	Lower C-lower 1	507.0	0.158	6.5	1.026	1.026
166-11	Lower C-upper 2	494.5	0.128	9.5	1.213
	Lower C-lower 1	504.0	0.150	4.0	0.601	1.814
170-10	Lower C-upper 2	198.5	0.161	8.5	1.365	1.365
170-10	Lower C-upper 2	491.5	0.112	4.0	0.450
	Lower C-lower 1	506.0	0.261	4.0	1.044
	Lower C-lower 2	513.0	0.229	6.0	1.373	2.867
166-11	Lower C-upper 2	490.0	0.225	8.5	1.913	1.913
181-95	Lower C -upper1	512.0	0.346	5.5	1.903	1.903
172-95	Lower C-upper 2	508.0	0.110	3.0	0.331
	Lower C-lower 1	515.5	0.313	3.0	0.938	1.269
172-97	Middle C-lower	479.5	0.073	4.0	0.290
	Lower C-upper 1	491.5	0.177	9.5	1.683
	Lower C-upper 2	505.5	0.075	2.5	0.187	2.160
172-96	Middle C-upper	423.5	0.058	3.0	0.172
	Lower C-upper 2	503.5	0.280	3.0	0.841
	Lower C-lower 1	509.0	0.108	3.5	0.379	1.392
168-11	Lower C-upper 2	495.0	0.228	13.0	2.969
	Middle C- upper	417.0	0.111	2.0	0.222
	Middle C- middle	422.5	0.179	1.5	0.269	3.460
156-12	Middle C- upper	455.0	0.272	5.5	1.496
	Lower C-lower 1	515.0	0.131	3.0	0.392	1.888

-All intercepts are located in the PAA-7 which hosts mineralization within the Goliad Formation. The Company has identified five saturated (required for ISR), mineralized sandstone horizons within the Goliad Formation lying approximately 400 to 520 feet below the surface. The water level is located approximately 120 feet below the surface. Grade Thickness is Grade % U3O8 multiplied by the thickness of the mineralization.

Alta Mesa In-Situ Recovery (ISR) Uranium Central Processing Plant ("Alta Mesa CPP") & Wellfield

The Alta Mesa CPP and Wellfield hosts a fully licensed and constructed ISR uranium plant, located on 200,000+ acres of private land in the state of Texas. Alta Mesa will be enCore's second producing location following resumption of uranium production at the South Texas Rosita ISR Uranium Central Processing Plant ("Rosita CPP") scheduled for 2023.

Total operating capacity is 1.5 million lbs. U3O8 (uranium) per year. The Alta Mesa CPP historically produced nearly 5 million lbs. U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices.

Alta Mesa CPP and Wellfield highlights include:

  The Alta Mesa CPP is enCore's third fully licensed production facility, along with Rosita and Kingsville Dome CPP's, all located in the business-friendly state of Texas. There are only eleven (11) licensed and constructed uranium production facilities in all of the United States (US);
  Advancing the Alta Mesa CPP, in conjunction with planned production in 2023 at the Rosita CPP, will cement enCore Energy's position as the early leader in In-Situ Recovery (ISR) uranium production in the United States;
  Alta Mesa CPP's operations are located on private land, with 100% of minerals privately owned, and in a supportive jurisdiction with primary regulatory authority residing with the state of Texas;
  The Alta Mesa CPP utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.
Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cut-off)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000

[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023).

The Company advises that it is not basing its production decisions at Alta Mesa or Rosita on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study. In addition, the mineral resource at Alta Mesa includes inferred resources which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The Company has determined to proceed with a production decision based on past operations at Alta Mesa and Rosita, including past ISR operations in the known mineral resource areas.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Processing Plant in 2023, and at its licensed and past-producing South Texas Alta Mesa Processing Plant in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

1 EU News Release - May 18, 2023

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 05-SEP-23